UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
1.	Press release dated October 24, 2023.

Item 1

PRESS RELEASE

Millicom (Tigo) announces the Nomination Committee ahead of the 2024 Annual General Meeting

Luxembourg, October 24, 2023 – In accordance with the resolution of the 2023 Annual General Meeting of Millicom International Cellular S.A. (“Millicom”) held on May 31, 2023, the Nomination Committee has been formed in consultation with the largest shareholders of Millicom as of the last business day of June 2023.

The Nomination Committee comprises representatives of three shareholders that represent the largest shareholders in Millicom that have chosen to appoint members, as well as the Chair of the Board of Directors of the Company; Aude Durand appointed by Atlas Luxco S.àr.l.; Jan Dworsky, appointed by Swedbank Robur Funds; and Staley Cates, appointed by Southeastern Asset Management, and the Interim Chairman of Millicom’s Board of Directors, Mauricio Ramos.

Information about the work of the Nomination Committee can be found on Millicom’s website. Shareholders wishing to propose candidates for election to the Board of Directors of Millicom should submit their proposal in writing to the Company Secretary, Millicom International Cellular S.A., 2 rue du Fort Bourbon, L-1249 Luxembourg.

For further information, please contact:

Press: Sofía Corral, Director Corporate Communications press@millicom.com	Investors: Michel Morin, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of June 30, 2023, Millicom, including its Honduras Joint Venture, employed approximately 19,300 people and provided mobile and fiber-cable services through its digital highways to more than 45 million customers, with a fiber-cable footprint over 13 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: October 25, 2023